UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 8, 2018 titled “Arcos Dorados Reports Second Quarter 2018 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 8, 2018

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS

Comparable sales growth of 5.9% coupled with a 7.0% rise in consolidated revenues on a constant currency basis1

Net income increased to $10.7 million from $1.1 million in prior year1

Achieved a 7th consecutive quarter of traffic growth

Montevideo, Uruguay, August 8, 2018 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the second quarter ended June 30, 2018.

Second Quarter 2018 Key Results – Excluding Venezuela

•	On a constant currency basis[2], consolidated revenues grew 7.0%. As reported consolidated revenues decreased 5.7% to $734.5 million versus the second quarter of 2017.

•	Systemwide comparable sales[2] rose 5.9% year-over-year.

•	As reported, Adjusted EBITDA[2] decreased 17.1% to $48.8 million compared with the prior-year quarter.

•	Consolidated Adjusted EBITDA margin contracted 100 basis points year-over-year to 6.6%.

•	As reported, General and Administrative (G&A) expenses decreased by 1.7% versus the prior year quarter.

•	As reported, net income increased to $10.7 million, from $1.1 million in the second quarter of 2017.

“Value-driven pricing, a compelling product mix, and the best restaurant experience in the QSR industry continued to draw more customers to our stores for the seventh consecutive quarter. While a prolonged truck drivers’ strike impacted our ability to fully leverage our scale, the Company’s performance in the second quarter underscores the strength of our business, enabling us to deliver steady results even in the face of short-term spikes in volatility.

1 Excluding Venezuela

2 For definitions please refer to page 13 of this document.

Despite the difficult economic climate in some of our key markets, our strategy to drive top-line growth delivered a 7.0% increase in consolidated revenues on a constant currency basis, and we continue to believe that we will expand our Adjusted EBITDA margin by 100 to 200 basis points over the next two to three years.

We remain focused on bringing more guests to our restaurants more often and, looking forward, our strong restaurant portfolio, popular menu items and outstanding team continue to be our strategic pillars to drive long term shareholder value," said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

Second Quarter 2018 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q17 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q18 (a+b+c+d)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,160				2,191	1.4%

Sales by Company-operated Restaurants	762.2	(94.3)	51.3	(0.8)	718.5	-5.7%	259.3%
Revenues from franchised restaurants	36.5	(4.7)	3.4	0.3	35.5	-2.6%	705.7%
Total Revenues	798.7	(99.0)	54.7	(0.5)	754.0	-5.6%	279.7%
Systemwide Comparable Sales							363.1%
Adjusted EBITDA	56.6	(4.6)	(5.5)	(1.1)	45.4	-19.8%	2857.4%
Adjusted EBITDA Margin	7.1%				6.0%
Net income (loss) attributable to AD	(4.1)	(0.4)	10.1	(4.5)	1.1	125.9%	37454.5%
No. of shares outstanding (thousands)	210,881				210,580
EPS (US$/Share)	(0.02)				0.01

(2Q18 = 2Q17 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results for the quarter reflect significant non-cash accounting impacts from operations in that market. Thus, the discussion of the Company’s operating performance is focused on consolidated results, excluding Venezuela.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,030			2,061	1.5%

Sales by Company-operated Restaurants	744.3	(94.3)	51.3	701.3	-5.8%	6.9%
Revenues from franchised restaurants	34.5	(4.7)	3.4	33.2	-3.8%	9.7%
Total Revenues	778.8	(99.0)	54.7	734.5	-5.7%	7.0%
Systemwide Comparable Sales						5.9%
Adjusted EBITDA	58.9	(4.6)	(5.5)	48.8	-17.1%	-9.3%
Adjusted EBITDA Margin	7.6%			6.6%
Net income (loss) attributable to AD	1.1	(0.4)	10.1	10.7	905.1%	944.3%
No. of shares outstanding (thousands)	210,881			210,580
EPS (US$/Share)	0.01			0.05

Excluding the Company’s Venezuelan operation, as reported revenues decreased 5.7% year-over-year, primarily due to the negative impact of the 50% and 12% year-over-year average depreciations of the Argentine peso and the Brazilian real, respectively. This was partially offset by constant currency revenue growth of 7.0%. Constant currency revenue growth was supported by a 5.9% increase in systemwide comparable sales, largely driven by average check growth combined with positive traffic.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 2Q18 Adjusted EBITDA

Second quarter consolidated as reported Adjusted EBITDA, excluding Venezuela, decreased 17.1% or 9.3% in constant currency terms. The Adjusted EBITDA margin contracted by 100 basis points to 6.6%, mainly driven by the step up in Royalty Fees as well as higher G&A and Occupancy and Other Operating Expenses as a percentage of revenues. These were partially offset by efficiencies in Payroll and Food and Paper (F&P). Refranchising activity was also higher during the same quarter of last year. Excluding the Royalty Fee and refranchising comparisons, the Adjusted EBITDA margin would have been nearly flat, year-over-year.

As reported, consolidated G&A decreased by 1.7% year-over-year and increased by 30 basis points as a percentage of revenues largely due to the timing of certain IT project expenses.

Main variations in other operating income (expenses), net

Included in Adjusted EBITDA: In the second quarter of 2018, the Company recorded an inventory write down of $14.7 million in Venezuela, compared to an inventory write down of $3.5 million in the second quarter of 2017. Proceeds from refranchising were less than $0.2 million in the second quarter of 2018, compared to $3.1 million in the prior year comparable quarter.

Excluded from Adjusted EBITDA: In the second quarter of 2018, the Company did not record proceeds from its re-development initiative, compared with $4.2 million recorded in the second quarter of 2017.

Non-operating Results

Non-operating results for the second quarter reflected a $3.0 million non-cash foreign currency exchange loss, versus a non-cash loss of $15.6 million in 2017. Net interest expense was $10.6 million lower year-over-year, largely explained by the incurrence, in the second quarter of last year, of certain transaction costs in connection with the debt restructuring completed in April of 2017.

The Company reported an income tax expense of $2.2 million in the quarter, compared to an income tax benefit of $6.0 million in the prior year period.

Second quarter net income attributable to the Company totaled $10.7 million ($1.1 million, including Venezuela), compared to net income of $1.1 million (net loss of $4.1 million, including Venezuela) in the same period of 2017. Last year’s higher operating income, which included $4.2 million from the Company’s re-development initiative compared with no re-development proceeds in 2018, combined with a negative variance in income tax expenses, was more than offset by positive variances in net interest expenses, derivative instruments and foreign exchange results.

The Company reported earnings per share of $0.05 ($0.01, including Venezuela) in the second quarter of 2018, compared to earnings per share of $0.01 (loss per share of $0.02, including Venezuela) in the previous corresponding period. Total weighted average shares for the second quarter of 2018 were 210,579,612, as compared to 210,881,194 in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	910			933	2.5%

Total Revenues	354.9	(38.1)	0.1	317.0	-10.7%	0.0%
Systemwide Comparable Sales						-1.0%
Adjusted EBITDA	45.9	(4.1)	(7.3)	34.5	-24.8%	-15.9%
Adjusted EBITDA Margin	12.9%			10.9%

Brazil’s as reported revenues decreased by 10.7%, impacted by the 12% year-over-year average depreciation of the Brazilian real, the truck drivers’ strike and, to a lesser extent, the FIFA World Cup. Excluding currency translation, constant currency revenues remained flat while systemwide comparable sales declined 1.0%.

Marketing activities in the quarter included the launch of the FIFA World Cup-related “Sanduíches Campeões” campaign and the Player Escort program. Also during the quarter, the Company launched the McFlurry and McShake “Ouro Branco” along with the “Triplo Chocolate Kopenhagen” in the Dessert category. The “Justice League Action” and “Jurassic World" Happy Meal also performed well.

As reported Adjusted EBITDA decreased 24.8% year-over-year and 15.9% on a constant currency basis. The Adjusted EBITDA margin contracted 200 basis points to 10.9%, with efficiencies in F&P costs offset by increases in most other expense line items as a percentage of sales. The second quarter of 2017 included $2.9 million from refranchising, compared with $0.2 million for the same period in 2018. Excluding refranchising activity from both years, the Adjusted EBITDA margin would have declined 130 basis points.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	515			522	1.4%

Total Revenues	96.1	(1.8)	4.7	99.0	3.0%	4.9%
Systemwide Comparable Sales						5.3%
Adjusted EBITDA	8.4	0.0	(1.1)	7.3	-13.4%	-13.6%
Adjusted EBITDA Margin	8.7%			7.3%

NOLAD’s as reported revenues increased 3.0% year-over-year, supported by constant currency growth of 4.9%, partially offset by a negative currency translation impact derived from a 5% year-over-year average depreciation of the Mexican peso. Systemwide comparable sales increased 5.3%, driven by traffic growth. Despite the negative effect of the Easter calendar shift, Mexico guest traffic continues to perform strongly, having recorded the fifth consecutive quarter with positive comparable traffic growth. The Company’s innovative marketing and digital initiatives as well as its focus on delivering an enhanced guest experience, continue to drive the improved performance.

Marketing activities in the quarter included a new phase of the affordability platform “McTrío 3x3” in Mexico and the introduction of the “Cheesy Italiana” burger in Costa Rica, among others. The dessert category performed well, with a new phase of the McFlurry Crunch Rocks and the McFlurry Oreo. Also in the quarter, the Company included “Justice League Action” and “The Amazing World of Gumball” in the Happy Meal.

As reported Adjusted EBITDA decreased by 13.4%, or by 13.6% on a constant currency basis. The Adjusted EBITDA margin contraction of 140 basis points to 7.3% in the second quarter mainly reflects the increase in Royalty Fees, which caused a 90 basis point margin reduction in the quarter. Additionally, efficiencies in F&P costs were offset by an increase in other expense line items as a percentage of revenues.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	386			390	1.0%

Total Revenues	232.3	(61.5)	45.6	216.4	-6.9%	19.6%
Systemwide Comparable Sales						20.0%
Adjusted EBITDA	17.9	(5.0)	3.9	16.8	-6.1%	21.6%
Adjusted EBITDA Margin	7.7%			7.8%

SLAD’s as reported revenues decreased 6.9% as constant currency growth of 19.6% was more than offset by negative currency translation impacts resulting from the 50% year-over-year average depreciation of the Argentine peso. Systemwide comparable sales increased 20.0%, in line with blended inflation, driven by the combination of average check growth and an increase in traffic.

Marketing activities in the quarter included the introduction of the Blue Cheese & Bacon premium burger in the Signature Line, among others. Also in the quarter, the Company launched the FIFA World Cup-related campaign “La Hinchada Pide Cuarto”, built on the iconic Quarter Pounder burger. The dessert category performed well with the introduction of the McFlurry Milka Almendras and McFlurry Milka Triolade. The Happy Meal featured “Justice League Action” and “The Amazing World of Gumball” during the quarter.

Adjusted EBITDA decreased 6.1% on an as reported basis and rose 21.6% in constant currency terms, which was above the division’s blended inflation. The Adjusted EBITDA margin expanded 10 basis points to 7.8%, as efficiencies in Payroll and Occupancy and Other Operating Expenses were partially offset by higher Royalty Fees and F&P costs as a percentage of revenues.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	349			346	-0.9%

Total Revenues	115.3	(2,177.0)	2,183.2	121.6	5.4%	1893.6%
Systemwide Comparable Sales						2735.5%
Adjusted EBITDA	2.1	(1,623.6)	1,625.0	3.5	67.1%	76651.1%
Adjusted EBITDA Margin	1.8%			2.9%

The Caribbean division’s results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results in the quarter reflect significant non-cash accounting impacts from operations in that market. Thus, the discussion of the Caribbean division’s operating performance is focused on results, excluding Venezuela.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	219			216	-1.4%

Total Revenues	95.4	2.5	4.2	102.1	7.1%	4.4%
Systemwide Comparable Sales						5.1%
Adjusted EBITDA	4.4	0.3	2.3	7.0	56.8%	51.1%
Adjusted EBITDA Margin	4.7%			6.8%

As reported revenues in the Caribbean division, excluding Venezuela, increased 7.1%, driven by constant currency growth of 4.4% and a positive currency translation impact. Comparable sales increased by 5.1%, well above blended inflation, driven by average check growth. Marketing activities in the quarter included the launch of the Buttermilk Crispy Tenders and the Bistró burger in the premium category, among others. Also in the quarter, the Company introduced the Malteada and McFlurry MiniChips in the dessert category, and included “Justice League Action” in the Happy Meal.

Adjusted EBITDA totaled $7.0 million, compared to $4.4 million in the same period of 2017. The Adjusted EBITDA margin expanded 210 basis points to 6.8%, reflecting efficiencies in all cost line items, except Royalty Fees. In addition, this quarter’s results included an insurance recovery from the damages caused by last year’s hurricanes in Puerto Rico and the US Virgin Islands.

New Unit Development

Figure 8. Total Restaurants (eop)*
	June 2018	March 2018	December 2017	September 2017	June 2017
Brazil	933	929	929	910	910
NOLAD	522	522	519	514	515
SLAD	390	391	390	386	386
Caribbean	346	348	350	350	349
TOTAL	2,191	2,190	2,188	2,160	2,160
* Considers Company-operated and franchised restaurants at period-end

The Company opened 46 new restaurants during the twelve-month period ended June 30, 2018, resulting in a total of 2,191 restaurants. Also during the period, the Company added 247 Dessert Centers, bringing the total to 2,973. McCafés totaled 316 as of June 30, 2018.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents, including short-term investments, were $218.9 million at June 30, 2018. The Company’s total financial debt (including derivative instruments) was $583.7 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $364.8 million and the Net Debt/Adjusted EBITDA ratio was 1.4x at June 30, 2018.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	June 30	December 31
	2018	2017
Cash & cash equivalents (i)	218,937	328,079
Total Financial Debt (ii)	583,728	621,460
Net Financial Debt (iii)	364,791	293,381
Total Financial Debt / LTM Adjusted EBITDA ratio	2.2	2.0
Net Financial Debt / LTM Adjusted EBITDA ratio	1.4	1.0
(i) Cash & cash equivalents includes Short-term investment
(ii)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $57.3 million and $35.1 million as a reduction of financial debt as of June 30, 2018 and December 31, 2017, respectively).
(iii) Total financial debt less cash and cash equivalents.

Net cash provided by operating activities totaled $57.5 million for the quarter, and cash used in net investing activities totaled $29.3 million, which included capital expenditures of $39.4 million. Cash used in financing activities amounted to $32.6 million including $20.0 million of treasury stock purchases and $10.6 million of dividend payments.

First Half 2018

Excluding the Venezuelan operation and for the six months ended June 30, 2018, the Company’s as reported revenues decreased by 0.2% to $1,537.3 million, as constant currency growth of 8.8% was offset by negative currency translation. As reported Adjusted EBITDA was $116.8 million, a 2.1% decrease compared to the first half of 2017. On a constant currency basis, Adjusted EBITDA increased by 3.4%. The reported Adjusted EBITDA margin contracted by 20 basis points to 7.6%, as efficiencies in F&P and Payroll mostly offset the increase in Royalty Fees.

Year-to-date consolidated net income amounted to $24.3 million, compared with net income of $42.1 million in the first half of 2017. The prior year result included $56.1 million from the Company’s re-development initiative compared with $0.2 million this year. The result also reflects lower net interest expenses, lower losses from derivative instruments, lower income tax and a positive variance in foreign currency exchange results in the first half of 2018.

During the first half of 2018, capital expenditures totaled $63.1 million.

Quarter Highlights & Recent Developments

Share Repurchase Program

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60 million of issued and outstanding Class A shares of no par value of the Company. The repurchase program began on May 22, 2018 and will expire at the close of business on May 22, 2019. As of June 30, 2018, the Company purchased 2,656,552 shares with a total cost of $20 million.

Argentina accounting developments – highly inflationary status

Effective July 1, 2018, Argentina is considered to be highly inflationary. Under U.S. GAAP, an economy is considered to be highly inflationary when the three-year cumulative rate of inflation meets or exceeds 100%. Under the highly inflationary basis of accounting, the financial statements of the Company’s Argentine subsidiaries will be remeasured in accordance with ASC 830 "Foreign Currency Matters".

Dividends

On April 5, 2018, the Company paid the first of the two equal installments of $0.05 per share to all Class A and Class B shareholders of record as of April 2, 2018. The second installment will be paid on October 5, 2018 to shareholders of record as of October 2, 2018.

Investor Relations Contact	Media Contact
Daniel Schleiniger	InspIR Group
Vice President of Corporate Communications & Investor Relations	Barbara Cano
Arcos Dorados	barbara@inspirgroup.com
daniel.schleiniger@ar.mcd.com	+1 646 452 2334
+54 11 4711 2675
www.arcosdorados.com/ir

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,190 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2018. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Second Quarter 2018 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. Second Quarter & First Half 2018 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2018	2017	2018	2017
REVENUES
Sales by Company-operated restaurants	718,454	762,221	1,525,515	1,507,630
Revenues from franchised restaurants	35,516	36,477	78,342	72,548
Total Revenues	753,970	798,698	1,603,857	1,580,178
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(249,569)	(272,741)	(534,836)	(536,205)
Payroll and employee benefits	(156,150)	(168,617)	(329,264)	(334,893)
Occupancy and other operating expenses	(199,923)	(206,944)	(416,545)	(409,747)
Royalty fees	(38,603)	(38,845)	(80,774)	(77,357)
Franchised restaurants - occupancy expenses	(15,787)	(16,540)	(34,942)	(32,651)
General and administrative expenses	(59,268)	(60,844)	(116,918)	(115,747)
Other operating (expenses) income, net	(15,537)	1,417	(59,374)	51,336
Total operating costs and expenses	(734,837)	(763,114)	(1,572,653)	(1,455,264)
Operating income	19,133	35,584	31,204	124,914
Net interest expense	(12,457)	(23,043)	(27,097)	(39,458)
Loss from derivative instruments	(233)	(6,589)	(331)	(7,231)
Foreign currency exchange results	(3,049)	(15,552)	5,128	(24,111)
Other non-operating expenses, net	(78)	(430)	(62)	(1,125)
Income (expense) before income taxes	3,316	(10,030)	8,842	52,989
Income tax (expense) benefit	(2,210)	5,987	(7,173)	(16,351)
Net income (loss)	1,106	(4,043)	1,669	36,638
(Less): Net income attributable to non-controlling interests	(40)	(71)	(85)	(148)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	1,066	(4,114)	1,584	36,490
Earnings per share information ($ per share):
Basic net income per common share	$ 0.01	$ (0.02)	$ 0.01	$ 0.17
Weighted-average number of common shares outstanding-Basic	210,579,612	210,881,194	210,824,698	210,796,678
Adjusted EBITDA Reconciliation
Operating income	19,133	35,584	31,204	124,914
Depreciation and amortization	25,573	24,440	52,090	47,892
Operating charges excluded from EBITDA computation	698	(3,426)	716	(53,524)
Adjusted EBITDA	45,404	56,598	84,010	119,282
Adjusted EBITDA Margin as % of total revenues	6.0%	7.1%	5.2%	7.5%

Second Quarter 2018 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 11. Second Quarter & First Half 2018 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2018	2017	2018	2017
REVENUES
Sales by Company-operated restaurants	701,294	744,252	1,466,250	1,471,271
Revenues from franchised restaurants	33,240	34,546	71,039	68,467
Total Revenues	734,534	778,798	1,537,289	1,539,738
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(246,306)	(262,098)	(510,416)	(517,961)
Payroll and employee benefits	(155,693)	(166,628)	(325,337)	(330,240)
Occupancy and other operating expenses	(195,070)	(201,693)	(402,330)	(399,109)
Royalty fees	(39,082)	(38,405)	(82,190)	(76,003)
Franchised restaurants - occupancy expenses	(15,150)	(15,804)	(32,929)	(31,284)
General and administrative expenses	(57,918)	(58,933)	(113,492)	(111,786)
Other operating (expenses) income, net	(555)	4,389	(2,780)	54,881
Total operating costs and expenses	(709,774)	(739,172)	(1,469,474)	(1,411,502)
Operating income	24,760	39,626	67,815	128,236
Net interest expense	(12,426)	(23,048)	(27,066)	(39,485)
Loss from derivative instruments	(233)	(6,589)	(331)	(7,231)
Foreign currency exchange results	755	(12,679)	(1,070)	(21,042)
Other non-operating expenses, net	(78)	(439)	(64)	(1,125)
Income (expense) before income taxes	12,778	(3,129)	39,284	59,353
Income tax (expense) benefit	(2,034)	4,265	(14,930)	(17,134)
Net income	10,744	1,136	24,354	42,219
(Less): Net income attributable to non-controlling interests	(40)	(71)	(85)	(148)
Net income attributable to Arcos Dorados Holdings Inc.	10,704	1,065	24,269	42,071
Earnings per share information ($ per share):
Basic net income per common share	$ 0.05	$ 0.01	$ 0.12	$ 0.20
Weighted-average number of common shares outstanding-Basic	210,579,612	210,881,194	210,824,698	210,796,678
Adjusted EBITDA Reconciliation
Operating income	24,760	39,626	67,815	128,236
Depreciation and amortization	24,367	22,722	49,323	44,642
Operating charges excluded from EBITDA computation	(301)	(3,428)	(291)	(53,519)
Adjusted EBITDA	48,826	58,920	116,847	119,359
Adjusted EBITDA Margin as % of total revenues	6.6%	7.6%	7.6%	7.8%

Second Quarter 2018 Results by Division

(In thousands of U.S. dollars)

Figure 12. Second Quarter & First Half 2018 Consolidated Results by Division (In thousands of U.S. dollars)
	2Q				1H
	Three-Months ended		% Incr.	Constant	Six-Months ended		% Incr.	Constant
	June 30,		/	Currency	June 30,		/	Currency
	2018	2017	(Decr)	Incr/(Decr)%	2018	2017	(Decr)	Incr/(Decr)%
Revenues
Brazil	316,973	354,939	-10.7%	0.0%	681,656	714,934	-4.7%	2.3%
Caribbean	121,568	115,297	5.4%	1893.6%	268,442	222,515	20.6%	1292.7%
Caribbean - Excl. Venezuela	102,132	95,397	7.1%	4.4%	201,874	182,075	10.9%	7.5%
NOLAD	99,009	96,126	3.0%	4.9%	196,160	180,468	8.7%	8.2%
SLAD	216,420	232,336	-6.9%	19.6%	457,599	462,261	-1.0%	19.7%
TOTAL	753,970	798,698	-5.6%	279.7%	1,603,857	1,580,178	1.5%	189.8%
TOTAL - Excl. Venezuela	734,534	778,798	-5.7%	7.0%	1,537,289	1,539,738	-0.2%	8.8%

Operating Income (loss)
Brazil	21,926	32,652	-32.8%	-25.0%	56,987	63,959	-10.9%	-5.3%
Caribbean	(3,124)	(4,039)	22.7%	40240.6%	(34,891)	(4,305)	-710.5%	46802.2%
Caribbean - Excl. Venezuela	2,503	3	83333.3%	78300.0%	1,720	(983)	275.0%	234.2%
NOLAD	2,004	7,052	-71.6%	-73.2%	3,954	58,208	-93.2%	-92.9%
SLAD	12,137	14,084	-13.8%	14.3%	30,007	30,942	-3.0%	18.2%
Corporate and Other	(13,810)	(14,165)	2.5%	-31.2%	(24,853)	(23,890)	-4.0%	-34.3%
TOTAL	19,133	35,584	-46.2%	4523.4%	31,204	124,914	-75.0%	1564.9%
TOTAL - Excl. Venezuela	24,760	39,626	-37.5%	-33.7%	67,815	128,236	-47.1%	-45.0%

Adjusted EBITDA
Brazil	34,502	45,892	-24.8%	-15.9%	83,229	90,654	-8.2%	-2.1%
Caribbean	3,542	2,120	67.1%	76651.1%	(22,109)	7,758	-385.0%	25958.1%
Caribbean - Excl. Venezuela	6,964	4,442	56.8%	51.1%	10,728	7,835	36.9%	28.6%
NOLAD	7,251	8,369	-13.4%	-13.6%	14,546	13,575	7.2%	7.7%
SLAD	16,799	17,881	-6.1%	21.6%	39,784	38,501	3.3%	24.0%
Corporate and Other	(16,690)	(17,664)	5.5%	-18.1%	(31,440)	(31,206)	-0.7%	-21.0%
TOTAL	45,404	56,598	-19.8%	2857.4%	84,010	119,282	-29.6%	1689.8%
TOTAL - Excl. Venezuela	48,826	58,920	-17.1%	-9.3%	116,847	119,359	-2.1%	3.4%

Figure 13. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
2Q18	3.61	19.40	23.51
2Q17	3.21	18.55	15.72
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 14. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	June 30	December 31
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	208,932	308,491
Short-term investment	10,005	19,588
Accounts and notes receivable, net	73,637	111,302
Other current assets (1)	147,505	213,656
Total current assets	440,079	653,037
Non-current assets
Property and equipment, net	813,389	890,736
Net intangible assets and goodwill	38,898	47,729
Deferred income taxes	70,765	74,299
Other non-current assets (2)	149,468	137,942
Total non-current assets	1,072,520	1,150,706
Total assets	1,512,599	1,803,743
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	195,928	303,452
Taxes payable (3)	84,172	136,918
Accrued payroll and other liabilities	100,294	119,088
Other current liabilities (4)	21,771	23,715
Provision for contingencies	2,197	2,529
Financial debt (5)	14,453	19,881
Total current liabilities	418,815	605,583
Non-current liabilities
Accrued payroll and other liabilities	33,074	29,366
Provision for contingencies	26,172	25,427
Financial debt (6)	626,597	636,648
Deferred income taxes	10,639	10,577
Total non-current liabilities	696,482	702,018
Total liabilities	1,115,297	1,307,601
Equity
Class A shares of common stock	379,693	376,732
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,165	14,216
Retained earnings	377,774	401,134
Accumulated other comprehensive losses	(486,644)	(429,347)
Common stock in treasury	(20,000)	0
Total Arcos Dorados Holdings Inc shareholders’ equity	396,903	495,650
Non-controlling interest in subsidiaries	399	492
Total equity	397,302	496,142
Total liabilities and equity	1,512,599	1,803,743

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative Instruments", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".